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Internal News Release to Sabre Employees, Including Q&A

Sabre to Acquire GetThere

Creates Leading E-Commerce Travel Platform for
Corporations and Suppliers

Fort Worth, Texas/Menlo Park, California, (August 28, 2000) - Sabre Holdings Corporation (NYSE: TSG), the world leader in travel marketing and distribution, today announced that it has entered into an agreement to acquire GetThere, Inc. (NASDAQ:GTHR) in an all cash tender offer for all outstanding shares of GetThere common stock at $17.75 per share, or $757 million. The acquisition will bring together the top two players in the online business-to-business corporate travel channel and the business-to-consumer e-commerce channel for airlines, travel suppliers and travel agencies.

GetThere would be combined with the Sabre Business Travel Solutions (BTS) unit to create the industry's leading online travel platform for corporations and suppliers, with leading-edge technologies, innovative services and content, and an unparalleled roster of blue-chip customers. Upon closing of the transaction, the new Sabre company will operate under the GetThere name and will be based in Menlo Park, California. Gadi Maier, current GetThere chairman, president and CEO, will be president of the combined organization, and will report to Hannigan.

"This acquisition will establish Sabre as the category leader in the fast growing online corporate and supplier Web site space," said William J. Hannigan, chairman, president and chief executive officer of Sabre. "Together, we will bring expanded benefits to customers, suppliers and shareholders. Our combined technology and expertise will enable us to offer the broadest range of services and content, and to create enhanced revenue-generating opportunities in a rapidly changing marketplace."

"We are pleased that Gadi Maier has agreed to lead this new Sabre company and look forward to working with him as a key member of our senior management team," said Hannigan.

"By combining the competencies and resources of both GetThere and Sabre, we can deliver unparalleled services globally," said Gadi Maier. "Together, we will accelerate the proliferation of online travel technology and continue to revolutionize the travel industry."

The acquisition will bring together an extensive list of customers, representing an estimated $28 billion in travel and entertainment spending. Corporate customers, which include Boeing, Chevron, Cisco Systems, Citicorp, Dell, General Electric, Lucent, Nike and Nortel, have already reduced their travel expenses by up to 30 percent through the implementation of tools from Sabre and GetThere. In addition, travel suppliers and retailers leverage the technology capabilities of GetThere and Sabre to deliver best in class consumer Web sites. These customers include major airlines such as United Airlines, America West, US Airways and Swissair, and retailers such as American Express, Cheap Tickets and Travelocity.com.

Under the terms of the agreement, which was unanimously approved by GetThere's board of directors, the transaction will include a tender offer, which is expected to commence during the week of September 4, 2000. The transaction is expected to close in the fourth quarter of 2000, subject to regulatory clearance and customary closing conditions.

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The combined businesses will have estimated 2000 revenues of approximately
$50 million and are anticipated to help fuel Sabre's growth over the long term. The financial impact of this acquisition, coupled with the cost-savings of approximately $100 million generated from the Sabre's worldwide cost-cutting initiative described below, will have a neutral impact to earnings in 2001.

Sabre has made a number of recent strategic investments in support of its strategy to be the premier electronic travel marketing and distribution company. Earlier this month the company acquired Gradient Solutions Limited, a Dublin, Ireland based technology company that provides e-commerce solutions to the global travel marketplace. In June, the company announced the acquisition of a 51 percent ownership in Dillon Communications Systems, the fastest-growing supplier of electronic travel distribution in Germany. Earlier this year the company merged Preview Travel and Travelocity.com, creating the clear leader in the consumer online travel channel.

In a separate announcement today, Sabre also announced a worldwide cost-cutting initiative designed to position the company for increased growth and profitability. The company-wide program supports an effort launched several months ago to improve efficiencies and flatten the organization, thereby increasing speed and agility. The plan includes the elimination of approximately 1200 jobs over the next several months, through a combination of attrition and layoffs, and is expected to bring annual savings of $100 million beginning in 2001.

About Sabre
Sabre is the global leader in applying information technology to meet the needs of the travel and transportation industries with advanced and innovative technology skills to deliver progressive solutions. Headquartered in Dallas/Fort Worth, Texas, the company has more than 10,000 employees worldwide who span 45 countries. Sabre reported 1999 revenues of $2.4 billion, up 5.6 percent from 1998. Net earnings excluding special items were $264 million, up 15.2 percent from the prior year. More information on Sabre is available on the World Wide Web at http://www.sabre.com. Sabre and the Sabre logo are registered trademarks of an affiliate of Sabre. Sabre maintains a 70% ownership interest in Travelocity.com (Nasdaq: TVLY), the world's leading online B2C travel site.

About GetThere
GetThere operates one of the world's largest Internet marketplaces focused on business-to-business travel services. GetThere's systems are used to provide online travel procurement to employees at leading corporations such as Boeing, Chevron, Cisco, Cox Communications, Lucent, MetLife, Nike and Xerox. GetThere also powers online travel sites for leading airlines, including Alitalia, All Nippon Airways, America West, British Airways, Northwest Airlines, TWA and United Airlines. GetThere can be found on the Web at http://www.GetThere.com.

This news release is for informational purposes only. It does not constitute an offer to purchase shares of GetThere or a solicitation/recommendation statement under the rules and regulations of the U.S. Securities and Exchange Commission (the "SEC"). At the time Sabre commences a tender offer, Sabre will file with the SEC a tender offer statement and GetThere will file with the SEC a solicitation/recommendation statement in response to that tender offer. THOSE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION AND SECURITY HOLDERS OF GETTHERE ARE ADVISED TO CAREFULLY READ THOSE DOCUMENTS (WHEN THEY BECOME AVAILABLE) BEFORE MAKING ANY DECISION WITH RESPECT TO THE TENDER OFFER. The offer to purchase and other offer documents included in the tender offer statement, as well as the solicitation/recommendation

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statement, will be made available to all shareholders of GetThere at no expense to them. Security holders may obtain a free copy of the solicitation/recommendation statement (when available) and other documents filed by GetThere or Sabre with the SEC at the SEC's web site at http://www.sec.gov. Free copies of the solicitation/recommendation statement, once available, and other filings by GetThere with the SEC may also be obtained by directing a request to GetThere Inc., 4045 Campbell Avenue, Menlo Park, California 94025, Attention: Investor Relations, Telephone:
650.752.1500.

Statements in this news release that are not purely historical facts, including statements about anticipated or expected future revenue and earnings growth, are forward looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. All forward-looking statements in this release are based upon information available to Sabre and GetThere on the date of this release. Any forward looking statements involve risks and uncertainties that could cause actual events or results to differ materially from the events or results described in the forward looking statements, including risks related to: maintaining existing GetThere customer and employee relationships; competition and technological innovation by competitors; risks related to technology, including the integration of the Sabre and GetThere technology; seasonality of the travel industry and booking revenues; sensitivity to general economic conditions and events that affect airline travel; risks associated with international operations; and legal and regulatory issues. Further information regarding factors that could affect Sabre's financial and other results is included in Sabre's and GetThere's filings with the Securities and Exchange Commission. Sabre and GetThere undertake no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on forward-looking statements.

General Questions
1. Why is Sabre buying GetThere?
   The combination of Sabre BTS and GetThere will create a clear leader in the B2B online travel channel, with the broadest range of services and content. This acquisition positions Sabre to capture a greater share of the online corporate travel market. Plus, the acquisition will position Sabre as the leader in providing e-commerce solutions, Web site development, customer relationship management and Web hosting to suppliers and retailers, i.e. airlines and agencies. The resulting solution portfolio from the newly combined companies of Gradient, Sabre and GetThere create the largest, most sophisticated set of e-commerce solutions for travel suppliers, travel agencies and corporations.

2. Why is this deal good for Sabre employees? Sabre shareholders? Sabre BTS customers?
   For employees, this acquisition puts Sabre in a clear leadership position in both the B2B and B2C online travel markets.
   For shareholders, it will generate revenue and earnings growth in the long term For customers, our combined expertise will allow us to offer the broadest range of services and content.

3. Who is GetThere?
   GetThere operates one of the world's largest Internet marketplaces focused on B2B travel services. GetThere systems are used to provide online travel procurement to employees of corporations such as Boeing, Chevron, Cisco, Cox Communications, Lucent, MetLife, Nike and Xerox. GetThere also powers online travel sites for airlines including Northwest Airlines and United Airlines. For more information on GetThere, visit their web site at www.getthere.com.

4. What will the new business be called?
   The new company will be marketed as a Sabre company under the name GetThere.

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5. What is the senior management structure of the combined entity?
   Who will be the new organization's CEO?
   Who will fill the top operating positions?
   Gadi Maier, current CEO of GetThere, will become president of the new organization. Scott Smith, who is currently general manager of Sabre BTS, will lead the combined corporate market organization.

6. Will the new organization's management team report into Sabre corporate management?
   Gadi Maier will report to Bill Hannigan.

7. Are we creating a new company, like we did with Travelocity.com?
   Yes, but unlike Travelocity.com, the new organization will not be publicly held.

8. Who has to approve the deal?
   We have to receive regulatory approvals from the government.

9. How long will the approval process take?
   We expect the regulatory approval process to be completed in a couple of months.

10. How much is Sabre paying for GetThere?
    The transaction is valued at $757 million.

11. What does each partner bring to the combined entity?
    Sabre has a rich history of knowledge and relationships within the travel industry throughout the world, as well as innovative technologies. Sabre also brings seasoned core competencies in delivering mission-critical, high performance, reliable e-commerce solutions for companies whose Internet presence is critical to their success - nobody delivers quality technical solutions for the Internet like Sabre.

    GetThere offers a comprehensive travel procurement solution with a multi-GDS platform. In addition, utilizing cutting-edge technology, GetThere builds advanced online reservations systems for airlines.

    Both organizations have a team of talented individuals who have helped to create the best products and deliver the best services for their respective customers.

12. Where will the new business be headquartered?
    The new business will be headquartered in Menlo Park, California, where GetThere is currently headquartered. The new company will also maintain a large presence in Dallas/Ft. Worth, where we anticipate most existing Sabre BTS employees will be located.

13. What impact will this acquisition have on Sabre's overall revenue and profits?
    The combined entity will have estimated 2000 revenues of approximately $50 million and is anticipated to help fuel Sabre's growth over the long term. The financial impact of this acquisition, coupled with the cost-savings of approximately $100 million generated from our company wide cost-cutting initiative, will have a neutral impact to earnings in 2001.

14. What will happen to GetThere stock?
    Sabre is buying out all GetThere stock. Each GetThere shareholder will receive

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    $17.75 for each share of common stock.




OPERATIONS
1. Whose corporate travel management product will the new company sell?
   No determination on that has been made and will be part of the transition planning process. What we do know is that our intent is to provide the world's leading suite of corporate travel management products by leveraging the strengths of both companies' products. Until closing of this deal, GetThere and Sabre will continue to compete as they do today.

2. How many customers does Sabre BTS have?
   How many does GetThere have?
   How soon will the two companies' customers have access to the full product and services offerings of the combined entity?
   Both companies have an impressive customer base -- more than a thousand combined. Customers include Cisco, Citicorp, Dell, GE, Lucent Nike and Nortel on the corporate side. On the airline side, United, America West, US Airways and SwissAir. After the close of the transaction and the integration process review, we will be able to make decisions regarding the product and service offerings.

3. Who are the other competitors in this market?
   Our primary competitors include Oracle E-Travel, Res Assist, SAP, XOL, Datalex, Expedia, IBM and EDS, to name a few.

4. What do you view as the key strategic challenges for the new organization? Our biggest focus in the near term is ensuring a smooth transition for customers and employees.

5. How many employees do Sabre BTS and GetThere now have? How many will the new organization have?
   There are approximately 225 Sabre BTS employees and 400 GetThere employees.

6. Will any Sabre or Get There employees have to relocate?
   It is possible that some employees will be asked to relocate on either a temporary or permanent basis.

7. Do you have an integration plan?
   Are integration teams in place?
   We are confident that we can achieve a smooth combination of Sabre BTS and GetThere. Both companies are committed to an orderly and efficient integration and are developing a comprehensive plan for doing so. An integration team is in place and will oversee many aspects of the combination; no cooperation on sales and marketing strategy and operations will occur until the deal closes.

8. Who will have primary responsibility for the integration process?
   Gadi Maier, GetThere CEO, and Tom Klein, president of Sabre's Emerging Businesses unit, will be responsible for the integration process.